# OKLAHOMA REAL ESTATE COMMISSION

*This is a legally binding Contract; if not understood, seek advice from an attorney.*

## OKLAHOMA UNIFORM CONTRACT OF SALE OF REAL ESTATE
# NEW HOME CONSTRUCTION

**CONTRACT DOCUMENTS**. The Contract is defined as this document with the following attachment(s):
**(check as applicable)**

____ Conventional Loan
____ FHA Loan
____ VA Loan

____ Sale of Buyer's Property - Presently Under Contract
____ Sale of Buyer's Property - Not Under Contract
____ _____
____ _____
____ _____

____ Single Family Mandatory Homeowners' Association
____ Condominium Association
____ Townhouse Association
____ Supplement

Builder-provided documents:
____ Builder Addendum
____ Allowances
____ Specifications
____ Plans

**PARTIES.** THE CONTRACT is entered into between:

_____**CREEKVIEW RETREAT, LLC by Christopher Wade**_____ "Seller"
and _____**HCO 1, LLC**_____ "Buyer".

The Parties' signatures at the end of the Contract, which includes any attachments or documents incorporated by reference, with delivery to their respective Brokers, if applicable, will create a valid and binding Contract, which sets forth their complete understanding of the terms of the Contract. This agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, successors and permitted assigns. The Contract shall be executed by original signatures of the Parties or by signatures as reflected on separate identical Contract counterparts (carbon, photo, fax or other electronic copy). The Parties agree that as to all aspects of this transaction involving documents an electronic signature shall have the same force and effect as an original signature pursuant to the provisions of the Uniform Electronic Transactions Act, 12A, Oklahoma Statutes, Section 15-101 et seq. All prior verbal or written negotiations, representations and agreements are superseded by the Contract, which may only be modified or assigned by a further written agreement of Buyer and Seller.

The Parties agree that all notices and documents provided for in this contract shall be delivered to the Parties or their respective brokers, if applicable. Seller agrees to sell and convey by General Warranty Deed, and Buyer agrees to accept such deed and buy the Property described herein, on the following terms and conditions:

The Property shall consist of the following described real estate located in _____**McCurtain**_____ County, Oklahoma.

1. **LEGAL DESCRIPTION. WOODLAND BLUFFS PH II, LOT 35 (1.65 AC) PART OF 16-5-24 B1072/P561**
_____
_____

**295 Sweet Magnolia Ln**                               **Broken Bow**                    **74728-7379**
Property Address                                          City                             Zip

   **Together with** all fixtures and improvements, and all appurtenances, subject to existing zoning ordinances, plat or deed restrictions, utility easements serving the Property, **including** all mineral rights owned by Seller, which may be subject to lease, unless expressly reserved by Seller in the Contract and **excluding** mineral rights previously reserved or conveyed of record (collectively referred to as "the Property".)

2. **PURCHASE PRICE, EARNEST MONEY, AND SOURCE OF FUNDS.** This is a CASH TRANSACTION unless a Financing Supplement is attached. The Purchase Price is $ **1,100,000.00** payable by Buyer as follows: Within three (3) days of the execution of the Contract, Buyer must deliver $ **11,000.00** as Earnest Money, which shall be deposited in the trust account of **Chicago Title - Kim Price**, or if left blank, the Listing Broker's trust account, as partial payment of the purchase price and/or closing costs. Buyer shall pay the balance of the purchase price and Buyer's Closing costs at Closing. If Buyer fails to deliver the earnest money within the time required, Seller may terminate this contract or exercise Seller's remedies under Paragraph 17, or both, by providing notice to Buyer before Buyer delivers the earnest money. If the last day to deliver the earnest money falls on a Saturday, Sunday, or legal holiday, the time to deliver the earnest money is extended until the end of the next day that is not a Saturday, Sunday, or legal holiday.

3. **CLOSING, FUNDING AND POSSESSION.** The Closing process includes execution of documents, delivery of deed and receipt of funds by Seller and shall be completed on or before _____**October 28, 2022**_____ , ("Closing Date") or such later date as may be necessary in the Title Evidence Paragraph of the Contract. Possession shall be transferred upon conclusion of Closing process unless otherwise provided below:
_____ .

   In addition to costs and expenses otherwise required to be paid in accordance with terms of the Contract, Buyer shall pay Buyer's Closing fee, Buyer's recording fees, and all other expenses required from Buyer. Seller shall pay documentary stamps required, Seller's Closing fee, Seller's recording fees, if any, and all other expenses required from Seller. Funds required from Buyer and Seller at Closing shall be either cash, cashier's check or wire transfer.

4. **TIME PERIODS SPECIFIED IN CONTRACT.** Time periods for Investigations, Inspections and Reviews and Financing Supplement shall commence on _____ **(Time Reference Date)**, regardless of the date the Contract is signed by Buyer and Seller. The day after the Time Reference Date shall be counted as day one (1). If left blank, the Time Reference Date shall be the third day after the last date of signatures of the Parties.

This form was created by the Oklahoma Real Estate Contract Form Committee and approved by the Oklahoma Real Estate Commission.
**OREC NEW HOME CONSTRUCTION (1-1-2022)**                                                          Page 1 of 6
Phillips Realty Group & Associates LLC, 3128 Hudson Crossing Suite E3 McKinney TX 75070        Phone: 2144324416      Fax:        295 Sweet
Justin Phillips                   Produced with Lone Wolf Transactions (zipForm Edition) 717 N Harwood St, Suite 2200, Dallas, TX 75201   www.lwolf.com

**5.  INVESTIGATIONS, INSPECTIONS AND REVIEWS.**

A.  Buyer shall have _____ days (10 days if left blank) after the Time Reference Date to complete any investigations, inspections and reviews. If required by ordinance, Seller, or Seller's Broker, if applicable, shall deliver to Buyer, or Buyer's Broker, if applicable, within five (5) days after the Time Reference Date any written notices affecting the Property.

B.  Buyer, together with persons deemed qualified by Buyer and at Buyer's expense, shall have the right to enter upon the Property to conduct any and all investigations, inspections, and reviews of the Property. Buyer's right to enter upon the Property shall extend to Oklahoma-licensed Home Inspectors and licensed architects for purposes of performing a home inspection. Buyer's right to enter upon the Property shall also extend to registered professional engineers, professional craftsman and/or other individuals retained by Buyer to perform a limited or specialized investigation, inspection or review of the Property pursuant to a license or registration from the appropriate State licensing board, commission or department. Finally, Buyer's right to enter upon the Property shall extend to any other person representing Buyer to conduct an investigation, inspection and/or review which is lawful but otherwise unregulated or unlicensed under Oklahoma Law. Buyer's investigations, inspections, and reviews may include, but not be limited to, the following:

1) **Flood, Storm Run off Water, Storm Sewer Backup or Water History**
2) **Psychologically Impacted Property and Megan's Law**
3) **Hazard Insurance** (Property insurability)
4) **Environmental Risks,** including, but not limited to soil, air, water, hydrocarbon, chemical, carbon, mold, radon gas
5) **Use of Property.** Property use restrictions, building restrictions, easements, restrictive covenants, zoning ordinances and regulations, mandatory Homeowner Associations and dues
6) **Square Footage.** Square footage computations vary, depending on the source; therefore, Buyer shall not rely on any quoted square footage and shall have the right to measure the Property, to include land, existing building(s), those under construction or to be built in accordance with plans and specifications. Buyer shall have the right to measure and determine that the square footage computations are acceptable.
7) **Roof,** structural members, roof decking, coverings and related components
8) **Fixtures, Equipment and Systems Inspection.** All fixtures, equipment and systems relating to plumbing (including sewer/septic system and water supply), heating, cooling, electrical, built-in appliances, swimming pool, spa, sprinkler systems and security systems
9) **Termites and other Wood Destroying Insects Inspection**
10) **Building Insulation Disclosure**
11) **Home Inspection**
12) **Structural Inspection**
13) _____

C.  Buyer, or Buyer's Broker, if applicable, within 24-hours after expiration of the time period referenced in Paragraph 5A of the Contract, shall deliver to Seller, in care of the Seller's Broker, if applicable, a copy of all written reports obtained by Buyer, if any, pertaining to the Property. If any results of Buyer's investigation, inspections, or reviews are unsatisfactory to Buyer, then, if applicable, Buyer shall deliver to Seller, in care of Seller's Broker, if applicable, a written list of those unsatisfactory items as indicated on the Notice of Treatments, Repairs and Replacements form. Buyer and Seller shall have _____ days (3 days if left blank) to negotiate a resolution to the unsatisfactory item(s). If a written agreement is not reached between the Buyer and Seller within the time specified within this provision, the Contract shall become null and void and earnest money returned to Buyer.

**6.  TERMITE REPORT.**

A.  On or before the date of Closing, Seller, or Seller's Broker, if applicable, shall either furnish Buyer, in care of Buyer's Broker, if applicable, at Seller's expense, a soil treatment report issued by a licensed applicator or exterminator reflecting that the ground upon which the structure(s) has been constructed was treated prior to construction to prevent the infestation of termites; or the Seller, or Seller's Broker, if applicable, shall provide, at Seller's expense, a report by a licensed exterminating company of any structure(s) on the Property. If such report reveals visible infestation by termites or other wood destroying insects, Seller shall pay for such treatment and repairs, and provide a subsequent report reflecting that any structure(s) on the Property are free of infestation by termites and other wood destroying insects. Soil treatment report shall be dated within one (1) year prior to date of Closing, or an inspection report shall be dated within ninety (90) days prior to date of Closing.

B.  In addition to the report provided by the Seller, Buyer at Buyer's option and expense may have an inspection by a licensed exterminating company of any structures on the Property. If such inspection reveals visible infestation by termites or other wood destroying insects, Seller shall pay for such treatment and repairs, and provide a subsequent report reflecting that any structure(s) on the Property are free of infestation by termites and other wood destroying insects.

**7.  CONSTRUCTION ON THE PROPERTY.**

A.  **STATUS OF IMPROVEMENTS.** The improvements on the Property are (check one):

[X]  Completed at the time of Contract.

[ ]  To be completed in accordance with the plans, specifications and allowances, which, if not attached, shall be delivered to the Buyer, in care of Buyer's Broker, if applicable, within five (5) days of the Time Reference Date. Buyer shall have five (5) days from receipt to review the plans, specifications, allowances and square footage computations. If Buyer, or Buyer's Broker, if applicable, does not provide written notice of cancellation to Seller, in care of Seller's Broker, if applicable, within twenty-four (24) hours after expiration of this review period, Buyer shall be deemed to have accepted the plans, specifications, allowances and square footage computations.

B.  **CONSTRUCTION STANDARDS AND TRANSFER OF WARRANTIES.**

1)  Seller warrants that any improvements on the Property and improvements to be completed will be free from defects in materials and workmanship, in accordance with construction standards prevailing in the community. Upon notice from Seller, or Seller's Broker, if

applicable, that the improvements are substantially complete, the Buyer, at Buyer's expense, shall be entitled to inspect the improvements to determine whether the improvements are free of defects and have been completed in accordance with the provisions of this Contract. At Closing, Seller shall transfer to Buyer all manufacturers and new product warranties covering fixtures, equipment and appliances.

2) Buyer, or Buyer's Broker, if applicable, will provide to the Seller, in care of Seller's Broker, if applicable, a written detailed list of defects, uncompleted work and unacceptable cosmetic and decorative items (the "Punchlist") at least five (5) days prior to Closing. Seller will repair any defects, complete any uncompleted work and remedy any other agreed Punchlist items prior to Closing. Provided if any Punchlist items cannot be completed before Closing, Seller shall have a reasonable time after Closing to complete any Punchlist items.

C. **CHANGES, ALLOWANCE OVERAGES AND ALTERATIONS.** All changes, allowance overages and alterations shall be agreed to in writing. Buyer shall pay any additional cost of all changes, allowance overages and alterations to the Seller prior to installation of such changes, allowance overages and alterations and such payment shall be non-refundable.

8. **WARRANTY AND NOTICE OF DEFECT.**

A. If Seller offers a warranty in addition to the provisions in Paragraph 7 of the Contract, (CONSTRUCTION STANDARDS AND TRANSFER OF WARRANTIES), Seller, or Seller's Broker, if applicable, shall provide, at Seller's expense, within five (5) days of the Time Reference Date a sample written warranty covering the Property, which shall be effective at Closing. Buyer shall have the time provided in Paragraph 5 of the Contract (INVESTIGATIONS, INSPECTIONS AND REVIEWS), to review the provisions of the warranty. In the event Buyer is dissatisfied with the provisions of the warranty, Buyer may cancel the Contract in accordance with Paragraph 5 of the Contract.

B. If the sale of the Property is financed by an FHA insured or a VA guaranteed loan and (i) Seller does not have a builder number issued by FHA or VA; and (ii) the improvements were constructed without FHA or VA building inspections, then (iii) Seller agrees to provide the following FHA or VA approved warranty:

_____ .

C. **NOTICE OF DEFECT.** Seller shall not be responsible for any defects unless Seller shall have received, within <u>twelve (12) months after Closing, written notice from Buyer specifically listing any then existing defects.</u>

9. **USE OF PROPERTY.** Seller, or Seller's Broker, if applicable, shall provide within five (5) days of the Time Reference Date a copy of the recorded or proposed deed restrictions, covenants and any Homeowner's Association governing documents with current or proposed monthly dues and assessments applicable to the Property. Buyer shall have the time provided in Paragraph 5 of the Contract (INVESTIGATIONS, INSPECTIONS AND REVIEWS), to review provisions of above-described documents. In the event the Buyer is dissatisfied with the provisions of the documents, Buyer may cancel the Contract in accordance with Paragraph 5 of the Contract.

10. **UTILITIES, METERS, TELEPHONE and CABLE.**

A. Buyer is responsible for the costs of permanent telephone and cable connections.

B. Buyer is responsible for the costs of any deposits and transfer fees, if any, required to commence permanent utility service.

C. Seller is responsible for the costs of permanent installation and connection of utilities, equipment and required membership and meters in utility districts.

11. **RISK OF LOSS.** Until transfer of title or transfer of possession, risk of loss to the Property, ordinary wear and tear excepted, shall be upon Seller; after transfer of Title or transfer of possession, risk of loss shall be upon Buyer. (Parties are advised to address insurance coverage regarding transfer of possession prior to Closing.)

12. **TITLE EVIDENCE.**

A. **BUYER'S EXPENSE.** Buyer, at Buyer's expense, shall obtain:
(check one)
[X] **Commitment for Issuance of a Title Insurance Policy** based on an Attorney's Title Opinion which is rendered for Title Insurance purposes for the Owner's and Lender's Title Insurance Policy.

OR

[ ] **Attorney's Title Opinion**, which is not rendered for Title Insurance purposes.

B. **SELLER'S EXPENSE.** Seller, at Seller's expense, within thirty (30) days prior to Closing Date, agrees to make available to Buyer the following (collectively referred to as "the Title Evidence"):
1) A complete and current surface-rights-only Abstract of Title, certified by an Oklahoma-licensed and bonded abstract company;
**OR**
A copy of Seller's existing owner's title insurance policy issued by a title insurer licensed in the State of Oklahoma together with a supplemental and current surface-rights-only abstract certified by an Oklahoma-licensed and bonded abstract company, and
2) A current Uniform Commercial Code Search Certificate.
3) An inspection report (commonly referred to as a "Mortgage Inspection Certificate") prepared subsequent to the Time Reference Date by a licensed surveyor, which shall include a representation of the boundaries of the Property (without pin stakes) and the improvements thereon.

C. **LAND OR BOUNDARY SURVEY OR REPORT.** Seller agrees that Buyer, at Buyer's expense, may have a licensed surveyor enter upon the Property to perform:
(check one)
[X] a Land or Boundary (Pin Stake) Survey, or
[ ] a Mortgage Inspection Report
that shall then be considered as part of the Title Evidence.

Property Address **295 Sweet Magnolia Ln, Broken Bow, OK 74728-7379**

D. **BUYER TO EXAMINE TITLE EVIDENCE.**
1) Buyer shall have ten (10) days after receipt to examine the Title Evidence and to deliver Buyer's objections to Title to Seller, or Seller's Broker, if applicable. In the event the Title Evidence is not made available to Buyer, in care of Buyer's Broker, if applicable, within ten (10) days prior to Closing Date, said Closing Date shall be extended to allow Buyer the ten (10) days from receipt to examine the Title Evidence.
2) Buyer agrees to accept title subject to: (i) utility easements serving the property, (ii) building and use restrictions of record, (iii) set back and building lines, (iv) zoning regulations, and (v) reserved and severed mineral rights, which shall not be considered objections for requirements of Title.

E. **SELLER TO CORRECT ISSUES WITH TITLE (IF APPLICABLE), POSSIBLE CLOSING DELAY.** Upon receipt by Seller, or in care of Seller's Broker, if applicable, of any title requirements reflected in an Attorney's Title Opinion or Title Insurance Commitment, based upon the standard of marketable title set out in the Title Examination Standards of the Oklahoma Bar Association, the Parties agree to the following:
1) At Seller's option and expense, Seller may cure title requirements identified by Buyer; and
2) Delay Closing Date for _____ days [thirty (30) days if blank], or a longer period as may be agreed upon in writing, to allow Seller to cure Buyer's title requirements. In the event Seller cures Buyer's objection prior to the delayed Closing Date, Buyer and Seller agree to close within five (5) days of notice of such cure. In the event that title requirements are not cured within the time specified in this Paragraph, the Buyer may cancel the Contract and receive a refund of earnest money.

F. Upon Closing, any existing Abstract(s) of Title, owned by Seller, shall become the property of Buyer.

13. **TAXES, ASSESSMENTS AND PRORATIONS.**
A. General ad valorem taxes for the current calendar year shall be prorated through the date of closing, if certified. However, if the amount of such taxes has not been fixed, the proration shall be based upon the rate of levy for the previous calendar year and the most current assessed value available at the time of Closing.
B. The following items shall be paid by Seller at Closing: (i) Documentary Stamps; (ii) all utilities bills, actual or estimated; (iii) all taxes other than general ad valorem taxes which are or may become a lien against the Property; (iv) any labor, materials, or other expenses related to the Property, incurred prior to Closing which is or may become a lien against the Property.
C. At Closing all leases, if any, shall be assigned to Buyer and security deposits, if any, shall be transferred to Buyer. Prepaid rent and lease payments shall be prorated through the date of Closing.
D. If applicable, membership and meters in utility districts to include, but not limited to, water, sewer, ambulance, fire, garbage, shall be transferred at no cost to Buyer at Closing.
E. If the property is subject to a mandatory Homeowner's Association, dues and assessments, if any, based on most recent assessment, shall be prorated through the date of Closing.
F. All governmental and municipal special assessments against the property (matured or not matured), not to include Homeowner's Association special assessments, whether or not payable in installments, shall be paid in full by Seller at Closing.

14. **EVIDENCE OF PAYMENTS.** Prior to, or at Closing, Seller shall submit an affidavit as evidence that all payrolls, subcontracts, material bills, and other indebtedness related to the construction of improvements have been paid. If requested by Buyer, Seller shall also submit a list of the major sub-contractor(s), and if further requested, lien waivers from each sub-contractor(s) prior to Closing.

15. **ADDITIONAL PROVISIONS.**
_____
_____
_____
_____
_____
_____
_____
_____
_____

16. **MEDIATION.** Any dispute arising with respect to the Contract, shall first be submitted to a dispute resolution mediation system servicing the area in which the Property is located. Any settlement agreement shall be binding. In the event an agreement is not reached, the Parties may pursue legal remedies as provided by the Contract.

17. **BREACH AND FAILURE TO CLOSE.** Seller or Buyer shall be in Breach of Contract if either fails to comply with any material covenant, agreement, or obligations within the time limits required by the Contract. **TIME IS OF THE ESSENCE IN THIS CONTRACT.** Following a breach by either Seller or Buyer of the Contract, and after an unsuccessful mediation, as set out in MEDIATION Provision, the other Party shall have the following remedies:
A. **UPON BREACH BY SELLER.** If the Buyer performs all of the obligations of Buyer, and if, within five (5) days after the date specified for Closing under Paragraph 3 of the Contract, Seller fails to convey the Title or fails to perform any other obligations of the Seller under this Contract, then Buyer shall be entitled to either cancel and terminate this Contract, return the abstract to Seller and receive a refund of the Earnest Money, or pursue any other remedy available at law or in equity, including specific performance.
B. **UPON BREACH BY BUYER.** If at any time prior to closing the Buyer's Earnest Money should fail for lack of delivery or lack of collection pursuant to Paragraph 2, then Seller may, at Seller's option, elect to do one of the following: (i) cancel and terminate this Contract upon delivery of notice of termination to Buyer, (ii) pursue any other remedy available at law or in equity, or (iii) enter into a written agreement between Buyer and Seller modifying the terms of Paragraph 2 to cure the lack of delivery or lack of collection of the Earnest Money. If, after the Seller has performed Seller's obligation under this Contract, and Buyer fails to provide funding, or fails to perform any other obligations of the Buyer under this Contract, then the Seller may, at Seller's option, cancel and terminate this Contract and retain all sums paid by the Buyer, but not to exceed 5% of the purchase price, as liquidated damages, or pursue any other remedy available at law or in equity, including specific performance.

This form was created by the Oklahoma Real Estate Contract Form Committee and approved by the Oklahoma Real Estate Commission.
**OREC NEW HOME CONSTRUCTION (1-1-2022)** Page 4 of 6
Produced with Lone Wolf Transactions (zipForm Edition) 717 N Harwood St, Suite 2200, Dallas, TX 75201 www.lwolf.com **295 Sweet**

Property Address **295 Sweet Magnolia Ln, Broken Bow, OK  74728-7379**

18. **INCURRED EXPENSES AND RELEASE OF EARNEST MONEY.**
   A. **Incurred Expenses.** Buyer and Seller agree that any expenses, incurred on their behalf, shall be paid by the Party incurring such expenses and shall not be paid from Earnest Money.

   B. **Release of Earnest Money.** In the event a dispute arises prior to the release of Earnest Money held in escrow, the escrow holder shall retain said Earnest Money until one of the following occur:
   1) A written release is executed by Buyer and Seller agreeing to its disbursement;
   2) Agreement of disbursement is reached through Mediation;
   3) Interpleader or legal action is filed, at which time the Earnest Money shall be deposited with the Court Clerk; or
   4) The passage of thirty (30) days from the date of final termination of the Contract has occurred and options 1), 2) or 3) above have not been exercised; Broker escrow holder, at Broker's discretion, may disburse Earnest Money. Such disbursement may be made only after fifteen (15) days written notice to Buyer and Seller at their last known address stating the escrow holder's proposed disbursement.

19. **DELIVERY OF ACCEPTED OFFER OR COUNTEROFFER.** The Buyer and Seller authorize their respective Brokers, if applicable, to receive delivery of an accepted offer or counteroffer, and any related addenda or documents.

20. **INSULATION DISCLOSURE.** In the event that insulation information described below is not herewith provided, Seller shall have five (5) days from Time Reference Date to provide insulation information required under the U.S. Federal Trade Commission Regulations, disclosing the R-Value, type and thickness of insulation installed in walls and ceilings of the Property. Buyer shall have time provided in Paragraph 5 of the Contract (INVESTIGATIONS, INSPECTIONS AND REVIEWS), to inspect and review above-described information. In the event Buyer is dissatisfied with information provided, Buyer may cancel Contract in accordance with Paragraph 5 of the Contract.

21. **NON-FOREIGN SELLER.** Seller represents that at the time of acceptance of this contract and at the time of Closing, Seller is not a "foreign person" as such term is defined in the Foreign Investments in Real Property Tax Act of 1980 (26 USC Section 1445(f) et. Sec) ("FIRPTA"). If either the sales price of the property exceeds $300,000.00 or the buyer does not intend to use the property as a primary residence then, at the Closing, and as a condition thereto, Seller shall furnish to Buyer an affidavit, in a form and substance acceptable to Buyer, signed under penalty of perjury containing Seller's United States Social Security and/or taxpayer identification numbers and a declaration to the effect that Seller is not a foreign person within the meaning of Section "FIRPTA."

22. **TERMINATION OF OFFER. The above Offer shall automatically terminate on** _____ **unless withdrawn prior to acceptance or termination.**

23. **EXECUTION BY PARTIES.**

   **AGREED TO BY BUYER:**

   **HCO 1, LLC**
   Buyer's Printed Name

   DocuSigned by:
   _HCO 1, LLC_     8/31/2022
   Buyer's Signature     Date
   6E4067EA05E64F5...

   _____
   Buyer's Printed Name

   _____
   Buyer's Signature     Date

   _____
   Buyer's Printed Name

   _____
   Buyer's Signature     Date

   _____
   Buyer's Printed Name

   _____
   Buyer's Signature     Date

   **AGREED TO BY SELLER:**

   **CREEKVIEW RETREAT, LLC by Christopher Wade**
   Seller's Printed Name     8/31/2022

   DocuSigned by:
   _Chris Wade_
   Seller's Signature     Date
   6076455DBC13401...

   _____
   Seller's Printed Name

   _____
   Seller's Signature     Date

   _____
   Seller's Printed Name

   _____
   Seller's Signature     Date

   _____
   Seller's Printed Name

   _____
   Seller's Signature     Date

This form was created by the Oklahoma Real Estate Contract Form Committee and approved by the Oklahoma Real Estate Commission.

**OREC NEW HOME CONSTRUCTION (1-1-2022)**     Page 5 of 6

Produced with Lone Wolf Transactions (zipForm Edition) 717 N Harwood St, Suite 2200, Dallas, TX  75201  www.lwolf.com     **295 Sweet**

Property Address **295 Sweet Magnolia Ln, Broken Bow, OK  74728-7379**

**OFFER REJECTED AND SELLER IS NOT MAKING A COUNTEROFFER** _____ , 20_____

_____          _____
Seller's Signature                                                                        Seller's Signature
**CREEKVIEW RETREAT, LLC by Christopher Wade**

**BUILDING INSULATION DISCLOSURE:  The insulation installed or to be installed prior to Closing, in this Property is as follows:**

   A.   **CEILINGS: Insulated with** _____ **insulation, to a thickness of** _____ **inches resulting in R-value of** _____ **according to manufacturer.**

   B.   **WALLS:**
   1.   **Insulated in wall cavity (between studs) with insulation, with a thickness of** _____ **inches resulting in R-value of** _____ **according to manufacturer.**
   2.   **Sheathing material (applied to exterior of stud) insulation, with a thickness of** _____ **inches resulting in R-value of** _____ **according to the manufacturer.**
   3.   **Total wall R-value (total of 1 & 2 above)** _____ .

Seller's Signature: _____
              **CREEKVIEW RETREAT, LLC by Christopher Wade**

### ASSOCIATE INFORMATION

**SELLING BROKER/ASSOCIATE:**                                        **LISTING BROKER/ASSOCIATE:**

**Justin Phillips           184786**_____                        **Justin Phillips           184786**_____
Name and **OREC** Associate License Number                            Name and **OREC** Associate License Number

**Phillips Realty Group & Associates LLC**_____                       **Phillips Realty Group & Associates LLC**_____
**OREC** Company Name                                                 **OREC** Company Name

**184785**_____                           **184785**_____
**OREC** Company License Number                                       **OREC** Company License Number

**305 E Virginia St Suite 203, Mckinney, tx  75069**                  **305 E Virginia St Suite 203, McKinney, TX  75069**
Company Address                                                       Company Address

**(214)432-4416**_____                              **(214)432-4416**_____
Company Phone Number                                                  Company Phone Number

**prgclosings@gmail.com**_____                          **prgclosings@gmail.com**_____
Associate Email                                    Date              Associate Email                                    Date

This form was created by the Oklahoma Real Estate Contract Form Committee and approved by the Oklahoma Real Estate Commission.

**OREC NEW HOME CONSTRUCTION (1-1-2022)**                                                                   Page 6 of 6